OMB APPROVAL
OMB Number:	3235-0167
Expires:	December 31, 2014
Estimated average burden hours per response	1.50

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number       0-17170

TelVue Corporation

(Exact name of registrant as specified in its charter)

16000 Horizon Way, Suite 500

Mt. Laurel, New Jersey 08054

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $.01 Par Value per share

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12(g)-4(a)(1)	☒
Rule 12(g)-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☒
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:       244

Pursuant to the requirements of the Securities Exchange Act of 1934, TelVue Corporation has caused this certification / notice to be signed by the undersigned duly authorized person.

Date:	December 26, 2012	By:	/s/ Emmett Hume
Emmett Hume Chief Financial Officer

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.